BullFrog AI Holdings, Inc.

325 Ellington Blvd., Unit 317

Gaithersburg, MD 20878

(240) 658-6710

August 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: BullFrog AI Holdings, Inc. Registration Statement on Form S-3 File No. 333-281341

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Wednesday, August 21, 2024, or as soon thereafter as practicable.

Please contact Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0592, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BULLFROG AI HOLDINGS, INC.

By:	/s/ Dane Saglio
Dane Saglio
Chief Financial Officer